

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Jonathan W. Trutter
Chief Executive Officer
Deerfield Capital Corp.
6250 North River Road, 9<sup>th</sup> Floor
Rosemont, Illinois 60018

Re:     **Deerfield Capital Corp.**
**Form 10-K for the Fiscal Year Ended December 31, 2009**
**Filed March 23, 2010**
**File No. 1-32551**

Dear Mr. Trutter:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Legal Proceedings, page 41

1.     Please revise your discussion of the SEC investigation to provide the information required under Item 103 of Regulation S-K, in particular a description of the factual basis alleged to underlie the proceeding.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In responding to our comments, please provide a written statement from the company acknowledging that:

Jonathan W. Trutter
Deerfield Capital Corp.
February 2, 2011
Page 2


- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, attorney-advisor at (202) 551-3436 or me at (202) 551-3421 with any other questions.

Sincerely,


David Lyon
Senior Financial Analyst